FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         April, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 22nd day of April, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES 2003 YEAR END FINANCIAL RESULTS

VANCOUVER, B.C., April 22, 2004 — Clearly Canadian Beverage Corporation (TSX:CLV; OTCBB:CCBC) today reported consolidated financial results for the year ended December 31, 2003. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

As previously reported (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. These divestitures included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of these divestitures, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the year ending December 31, 2003.

Continuing Operations
Net loss from continuing operations for the year ended December 31, 2003 was $3,876,000 or $0.57 per share on a basic and diluted basis on sales revenues of $13,270,000, compared to a loss of $3,825,000 or $0.57 per share on a basic and diluted basis on sales revenues of $20,205,000 for the year ended December 31, 2002. The year over year decrease in revenue was attributable to a decrease in sales of both brand Clearly Canadian and the Company’s licensed Reebok products, partially offset by an increase in private label business.

In 2003, the Company was successful in establishing a stronger network of distributors for brand Clearly Canadian in key regions of the United States. Changes to these new networks did, however, result in transitional interruptions in sales for the brand, contributing to the decrease in total core brand sales for the year. As well, within the beverage industry, the effects of unseasonably cooler weather conditions in key spring and summer selling periods in the US adversely affected beverage sales generally in 2003. The Company also attributes the decline in sales to a challenging year with respect to available working capital, which contributed to limiting certain marketing and sales programs.

As discussed in the Company’s third quarter report, the Company reported on the improving trend for brand Clearly Canadian in certain areas where distribution had been established with new, dedicated distributors. In the fourth quarter of 2003, this trend continued. Specifically in Southern California, where sales in the fourth quarter increased by 12.9% compared with the fourth quarter of 2002. And during the nine months ending December 31, 2003, representing the timeframe the distributor was appointed in this region, sales increased by 10.8% compared with the same period in 2002. This region represents the most mature of the new distributor relationships that have been forged by the Company during 2003.

Total Reebok fitness water beverage sales were off by 70.3% in 2003 compared with 2002. In 2003, the “enhanced water” segment continued to expand, with category development arising from the introduction of brands represented by the major carbonated soft drink suppliers that enjoy certain distribution advantages over smaller competitors. These distribution challenges resulted in sales of Reebok fitness water that failed to meet specific minimum sales criteria as prescribed by the Company’s license agreement with Reebok. The Company’s distributor network did not embrace the Reebok branded products and the Company’s opportunities to sell direct to certain wholesale and retail customers were not supported by Reebok. In 2003, Reebok International Inc. elected not to renew its licensing agreement with the Company to manufacture, distribute and sell certain Reebok products in the United States, Canada and the Caribbean. Nonetheless, the Company remains committed to the enhanced water category and, in so doing, continues to market and distribute its Clearly Canadian O+2 oxygen enhanced water. Also, the Company is reviewing several alternatives to further utilize Clearly Canadian branding within the enhanced water category and to offer its product development technologies to other customers.

Selling, general and administrative expenses from continuing operations were $5,688,000 for the year ended December 31, 2003 compared to $8,068,000 for the same period in 2002, representing a reduction of 29.5%. The Company closely controlled or reduced its spending in all areas of selling, general and administrative expense.

(more)

Gross profit margins from continuing operations were 24.9% for the year ended December 31, 2003 compared with 28.1% for the corresponding period in 2002. This represents gross profit of $3,310,000 for the year ended December 31, 2003 compared to $5,670,000 for the corresponding period in 2002. In 2003, the Company’s gross profit margin decreased by 3.2%. The decrease in gross profit margin is attributable to the write down of Reebok inventories during the year.

“This year, we continued to make significant progress in strengthening our existing distributor relationships and establishing important new alliances throughout North America. We believe that the Company has been successful in achieving a more effective and focused network of distributors in several key regions for brand Clearly Canadian®. While sales revenues declined in 2003, the Company is very encouraged with the commitment displayed by its new distribution partners and we believe these improvements will result in increased sales for 2004 and beyond,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

About Clearly Canadian
Based in Vancouver, British Columbia, Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tre Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the Company’s anticipated product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Valerie Samson, Manager, Communications
E-mail: vsamson@clearly.ca
Clive Shallow, Manager, Shareholder Relations
E-mail: cshallow@clearly.ca
Telephone: 800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2® and TRE LIMONE®.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheet
For the year ended December 31, 2003 and 2002
(Stated in Thousands of United States Dollars)

	(Unaudited) 2003 $	(Unaudited) 2002 $
Assets
Current assets
Cash and cash equivalents	127	--
Accounts receivable	863	1,191
Inventories	630	2,439
Assets held for sale	--	935
Prepaid expenses, deposits and other assets	152	271

	1,772	4,836

Long-term investments	112	88
Assets held for sale	987	462
Property, plant and equipment	2,726	3,042
Distribution rights	1,502	1,913
Prepaid contracts	257	306

	7,356	10,647

Liabilities
Current liabilities
Bank indebtedness	478	702
Accounts payable and accrued liabilities	3,653	3,578
Customer deposits	167	--
Current portion of long-term debt	134	116
Convertible debenture	--	416

	4,432	4,812

Long-term debt	1,799	1,112

	6,231	5,924

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued - 7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding - 6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants - 1,527,500 (2002 - 1,500,240)	190	415
Options granted to non-employees	13	--
Equity component of convertible debenture	26	26
Contributed Surplus	256	--
Cumulative translation account	(1,352)	(1,388)
Deficit	(56,280)	(52,567)

	1,125	4,723

	7,356	10,647

Clearly Canadian Beverage Corporation
Consolidated Statement of Operations and Deficit
For the year ended December 31, 2003 and 2002
(Stated in Thousands of United States Dollars)

	(Unaudited) 2003 $	(Unaudited) 2002 $
Sales	13,270	20,205

Cost of sales	9,960	14,535

Gross profit	3,310	5,670

Selling, general and administration expenses	5,688	8,068
Amortization of Property and Equipment	294	422

Loss before the following	(2,672)	(2,820)

Other expense	(174)	(73)
Interest on long-term debt	(11)	(8)
Loss on sale of property, plant and equipment held for sale	(328)	(97)
Write down of property, plant and equipment	(272)	(942)
Write down of distribution rights	(500)	--
Gain on settlement of convertible debenture	81	--

Loss from continuing operations before income taxes	(3,876)	(3,940)

Recovery of income taxes	--	115

Loss for the year from continuing operations	(3,876)	(3,825)

Earnings for the year from discontinued operations	163	242

Loss for the year	(3,713)	(3,583)

Deficit - beginning of period	(52,567)	(48,984)

Deficit - end of period	(56,280)	(52,567)

Basic and diluted loss per share (expressed in dollars)
From continuing operations	(0.57)	(0.57)
From discontinued operations	0.02	(0.03)

	(0.55)	(0.54)